EXHIBIT 99.1
CONFORMED COPY
AMENDMENT
     AMENDMENT, dated as of February 1, 2009, by and between BELLUS Health Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), and the note holders listed on the signature pages hereto (the “Holders”), amending the Registration Rights Agreement, made and entered into as of November 9, 2006, by and between the Company (then known as Neurochem Inc.) and UBS Securities LLC as the initial purchaser (the “Registration Rights Agreement”).
WITNESSETH:
     WHEREAS, the Holders in the aggregate own US$16,685,000 in principal amount of the Company’s 6% Convertible Senior Notes due 2026 (the “Notes”), which they acquired in November 2006;
     WHEREAS, the Notes and the common shares, no par value, of the Company into which the Notes may be converted (the “Underlying Common Shares”) are “Registrable Securities” (as defined in the Registration Rights Agreement) if they are subject to restrictions on resale under Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”);
     WHEREAS, the effectiveness of the initial Registration Statement on Form F-10 filed by the Company and the related Canadian prospectus prepared pursuant to the Registration Rights Agreement will expire on March 8, 2009 and, pursuant to the Registration Rights Agreement, without this Amendment, the Company would be required to file a new registration statement under the Securities Act and qualify a new Canadian prospectus for use so long as any of the Notes or Underlying Common Shares are Registrable Securities;
     WHEREAS, Section 10(b) of the Registration Rights Agreement provides that the Registration Rights Agreement may be amended with the consent of the holders of a majority of the outstanding Registrable Securities, other than Registrable Securities held by certain affiliates as described in Section 10(c) of the Registration Rights Agreement;
     WHEREAS, as of the date hereof, based on the beneficial ownership information available to the Company since November 2006, none of the Notes or Underlying Common Shares are restricted under Rule 144 except those Notes (and any related Underlying Common Shares) that are held by the Holders party to this Amendment, and such restrictions exist only because the Holders may be deemed to be affiliates of the Company under Rule 405 under the Securities Act; and
     WHEREAS, the Holders are, accordingly, the only persons other than the Company having rights under the Registration Rights Agreement;
     NOW, THEREFORE, the Company and the Holders hereby agree as follows:
     1. Amendment of Registration Rights Agreement. The definition of “Effectiveness Period” in Section 1(s) of the Registration Rights Agreement is hereby amended to read as follows in its entirety:
     “Effectiveness Period” means a period that terminates on March 8, 2009.

     2. No Right to Additional Interest. Each Holder acknowledges that, as a result of this Amendment, the holders of the Notes and Underlying Common Shares will have no right to “additional interest” (as defined in the Registration Rights Agreement and the Indenture governing the Notes) as a result of the failure to maintain the effectiveness of a registration statement under the Securities Act or to have qualified a prospectus for use in Canada after March 8, 2009.
     IN WITNESS WHEREOF, the Company and each of the Holders identified on the signature pages hereof have caused this Amendment to be duly executed as of the date first above written.

BELLUS HEALTH INC.

By	/s/ Mariano Rodriguez

Name: Mariano Rodriguez
Title: VP, Finance and CFO

By	/s/ David Skinner

Name: David Skinner
Title: VP, General Counsel and Corporate Secretary

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER: FMRC FAMILY TRUST
By /s/ Vernon Strang
Name:	Vernon Strang
Title:	Trustee

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER:

VICTORIA SQUARE VENTURES INC.

By	/s/ Peter Kruyt

Name: Peter Kruyt
Title: President & Chief Executive Officer

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER:
/s/ Neil Flanzraich
Neil Flanzraich

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER:
/s/ Charles Cavell
Charles Cavell

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER:
/s/ Gervais Dionne
Gervais Dionne

SIGNATURE PAGE TO
AMENDMENT
dated as of February 1, 2009
by and between BELLUS Health Inc.
and the undersigned Holders.

HOLDER:
/s/ Lise Hebert
Lise Hebert